SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Leonard M. Tannenbaum

525 Okeechobee Boulevard, Suite 1770

West Palm Beach, FL 33401

(203) 930-2139

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108	13D	Page 2 of 8 Pages

1	Name of Reporting Persons Leonard M. Tannenbaum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,930,860
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,930,860
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,930,860
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 14.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 67401P 108	13D	Page 3 of 8 Pages

1	Name of Reporting Persons Fifth Street Asset Management Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 67401P 108	13D	Page 4 of 8 Pages

1	Name of Reporting Persons Fifth Street Holdings L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 67401P 108	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D/A constitutes Amendment No. 13 to the Schedule 13D by Fifth Street Holdings L.P. (“FSH”) on February 24, 2016, as amended on March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017, October 4, 2017, October 25, 2017, April 12, 2019, July 9, 2019 and December 20, 2019. This Schedule 13D/A also constitutes Amendment No. 15 to the Schedule 13D filed by each of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. (“FSAM”) on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017, October 4, 2017, October 25, 2017, April 12, 2019, July 9, 2019 and December 20, 2019. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

As set forth below, as a result of the transactions described herein, on January 30, 2020, each of FSH and FSAM ceased to be a beneficial owner of shares of the Issuer’s common stock (“Shares”). The filing of this Amendment represents the final amendment and exit filing for each of FSH and FSAM.

Item 2.	Identity and Background

The second sentence of the second paragraph of Item 2 is amended and restated as follows:

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth in Schedule A,  which replaces the corresponding schedule attached to that certain amendment to this Schedule 13D filed on December 20, 2019.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

On January 21, 2020, FSH, a wholly owned subsidiary of FSAM, made a pro rata, in-kind distribution of 3,500,000 Shares to FSAM for no consideration. Subsequently, on January 30, 2020, as part of the plan of dissolution and liquidation of FSAM, FSAM made a pro rata, in-kind distribution of such 3,500,000 Shares to the holders of its Class A common stock for no consideration. Leonard M. Tannenbaum, the holder of 71.4% of FSAM’s outstanding Class A common stock, received 2,499,298 Shares in connection with such distribution. In addition, the Leonard M. Tannenbaum 2012 Trust (the “Trust”), a holder of 7.4% of FSAM’s outstanding Class A common stock, received 258,436 Shares in connection with such distribution.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D and Schedule A hereto is incorporated by reference. The percentage set forth in row 13 is based on 140,960,651 Shares outstanding as of November 18, 2019, as reported in the Issuer’s Form 10-K as filed on November 20, 2019. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tannenbaum has shared voting and dispositive power with Oaktree over the following Shares: (i) 17,666,156 Shares held by Mr. Tannenbaum directly; (ii) 1,251,952 Shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; and (iii) 1,012,752 Shares held directly by the Trust for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman is a trustee.

(c)       Schedule B sets forth all transactions with respect to Shares effected during the past 60 days.

CUSIP No. 67401P 108	13D	Page 6 of 8 Pages

Schedule A

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares(1)
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	525 Okeechobee Blvd, Suite 1770 West Palm Beach, FL 33401	N/A	N/A	See Item 5
Bernard D. Berman	Director	525 Okeechobee Blvd, Suite 1770 West Palm Beach, FL 33401	N/A	N/A	163,825 Shares (0.12%)
Jodi H. Bond	Director	525 Okeechobee Blvd, Suite 1770 West Palm Beach, FL 33401	N/A	N/A	None
Alexander C. Frank	Director	525 Okeechobee Blvd, Suite 1770 West Palm Beach, FL 33401	N/A	N/A	140 Shares (<0.1%)
Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

(1) Unless otherwise noted, each person has sole voting power and sole dispositive power over the Shares.

CUSIP No. 67401P 108	13D	Page 7 of 8 Pages

Schedule B

Name	Date of Transaction	Description of Transaction	Amount of Securities	Price per Share[1]
Fifth Street Holdings L.P.	December 13, 2019	Open-Market Sale	4,500	$5.2743
Fifth Street Holdings L.P.	December 20, 2019	Open-Market Sale	163,800	$5.4704
Fifth Street Holdings L.P.	December 23, 2019	Open-Market Sale	22,700	$5.5022
Fifth Street Holdings L.P.	January 2, 2020	Open-Market Sale	94,280	$5.4621
Fifth Street Holdings L.P.	January 3, 2020	Open-Market Sale	69,700	$5.4589
Fifth Street Holdings L.P.	January 6, 2020	Open-Market Sale	49,696	$5.4618
Fifth Street Holdings L.P.	January 7, 2020	Open-Market Sale	72,063	$5.4540
Fifth Street Holdings L.P.	January 8, 2020	Open-Market Sale	77,000	$5.4755
Fifth Street Holdings L.P.	January 9, 2020	Open-Market Sale	61,336	$5.4820
Fifth Street Holdings L.P.	January 10, 2020	Open-Market Sale	36,837	$5.4724
Fifth Street Holdings L.P.	January 21, 2020	In-Kind Distribution* (Disposal)	3,500,000	N/A
Fifth Street Asset Management Inc.	January 21, 2020	In-Kind Distribution* (Acquisition)	3,500,000	N/A
Fifth Street Asset Management Inc.	January 30, 2020	In-Kind Distribution** (Disposal)	3,500,000	N/A
Leonard M. Tannenbaum	January 30, 2020	In-Kind Distribution** (Acquisition)	2,499,298	N/A
Leonard M. Tannenbaum 2012 Trust	January 30, 2020	In-Kind Distribution** (Acquisition)	258,436	N/A

1 Price per Share excludes commissions paid.

* Pro rata, in-kind distribution to Fifth Street Asset Management Inc. for no consideration

** Pro rata, in-kind distribution to holders of Fifth Street Asset Management Inc.’s Class A common stock for no consideration

CUSIP No. 67401P 108	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2020

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer